Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Third Quarter
December 31, 2007

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Revenues	$502,152	$374,757	$1,349,194	$1,038,942

Cost of revenues	297,800	247,044	813,327	669,275
Selling, general and administrative expenses	173,271	100,897	416,965	273,515
Depreciation	6,272	4,156	15,917	11,707
Amortization of intangibles other than brokerage backlog	4,368	2,436	9,087	4,847
Amortization of brokerage backlog	1,615	2,720	4,133	6,870
Operating earnings	18,826	17,504	89,765	72,728
Interest expense, net	4,172	2,395	10,841	7,702
Other income, net (note 6)	(1,327)	(2,546)	(3,821)	(4,929)
Earnings before income taxes and minority interest	15,981	17,655	82,745	69,955
Income taxes (note 8)	3,609	5,254	25,642	22,962
Earnings before minority interest	12,372	12,401	57,103	46,993
Minority interest share of earnings	4,387	4,644	15,421	13,130
Net earnings from continuing operations	7,985	7,757	41,682	33,863
Net earnings from discontinued operations, net of income tax (note 5)	-	-	2,078	-
Net earnings before cumulative effect of change in accounting principle	7,985	7,757	43,760	33,863
Cumulative effect of change in accounting principle, net of income tax (note 13)	-	-	-	(1,353)
Net earnings	$7,985	$7,757	$43,760	$32,510
Preferred dividends	2,616	-	4,336	-
Net earnings available to common shareholders	$5,369	$7,757	$39,424	$32,510

Net earnings per common share (notes 11 and 12)
Basic
Continuing operations	$0.18	$0.26	$1.25	$1.14
Discontinued operations	-	-	0.07	-
Cumulative effect of change in accounting principle	-	-	-	(0.05)
	$0.18	$0.26	$1.32	$1.09

Diluted
Continuing operations	$0.15	$0.25	$1.14	$1.06
Discontinued operations	-	-	0.07	-
Cumulative effect of change in accounting principle	-	-	-	(0.04)
	$0.15	$0.25	$1.21	$1.02

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States
	December 31, 2007	March 31, 2007
Assets
Current assets
Cash and cash equivalents	$102,036	$99,038
Restricted cash	9,582	16,930
Accounts receivable, net of allowance of $11,713 (March 31, 2007 - $8,637)	236,478	163,581
Mortgage loans receivable	21,499	13,716
Income taxes recoverable	11,289	8,796
Inventories	35,354	31,768
Prepaids and other assets	25,587	17,593
Deferred income taxes	10,973	10,935
	452,798	362,357

Other receivables	6,860	7,215
Fixed assets	84,113	66,297
Other assets	30,684	28,952
Deferred income taxes	-	5,238
Intangible assets	145,006	95,809
Goodwill	340,000	251,130
	606,663	454,641
	$1,059,461	$816,998
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$56,392	$35,668
Accrued liabilities	224,069	169,861
Income taxes payable	-	5,229
Unearned revenues	24,620	20,632
Long-term debt - current (note 9)	22,516	22,119
Deferred income taxes	3,329	3,318
	330,926	256,827

Long-term debt - non-current (note 9)	308,832	213,030
Other liabilities	10,495	4,876
Deferred income taxes	31,841	29,084
Minority interest	65,206	48,306
	416,374	295,296

Shareholders’ equity
Preferred shares (note 12)	149,477	-
Common shares	83,075	80,108
Contributed surplus	9,347	6,557
Receivables pursuant to share purchase plan	(1,232)	(1,232)
Retained earnings	57,794	175,346
Cumulative other comprehensive earnings	13,700	4,096
	312,161	264,875
	$1,059,461	$816,998

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) - in accordance with generally accepted accounting principles in the United States

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2006	-	$-	30,055,788	$75,687	$2,163	$(1,635)	$160,392	$1,145	$237,752

SAB 108 adjustment (note 2)	-	-	-	-	-	-	(5,377)	-	(5,377)

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	32,510	-	32,510
Foreign currency translation adjustments	-	-	-	-	-	-	-	859	859
Unrealized loss on available- for-sale equity securities, net of income tax	-	-	-	-	-	-	-	(1,298)	(1,298)
Comprehensive earnings									32,071
Subsidiaries’ equity transactions	-	-	-	-	2,343	-	-	-	2,343

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,254	-	-	-	1,254
Stock options exercised	-	-	165,445	1,696	-	-	-	-	1,696
Purchased for cancellation	-	-	(659,200)	(1,964)	-	-	(13,826)	-	(15,790)
Balance, December 31, 2006	-	$-	29,562,033	$75,419	$5,760	$(1,635)	$173,699	$706	$253,949

Balance, March 31, 2007	-	$-	29,922,888	$80,108	$6,557	$(1,232)	$175,346	$4,096	$264,875

FIN 48 adjustment (note 8)	-	-	-	-	-	-	(4,200)	-	(4,200)

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	43,760	-	43,760
Foreign currency translation adjustments	-	-	-	-	-	-	-	8,506	8,506
Unrealized gain on available-for-sale equity securities, net of income tax	-	-	-	-	-	-	-	1,098	1,098
Comprehensive earnings									53,364
Subsidiaries’ equity transactions	-	-	-	-	39	-	-	-	39
Subordinate Voting Shares:
Stock option expense	-	-	-	2,418	2,751	-	-	-	5,169
Stock options exercised	-	-	100,550	857	-	-	-	-	857
Issued for purchase of minority interest	-	-	3,556	84	-	-	-	-	84
Purchased for cancellation	-	-	(121,400)	(392)	-	-	(3,299)	-	(3,691)
Stock dividend (note 12)	5,979,074	149,477	-	-	-	-	(149,477)	-	-
Preferred Shares:
Dividends (note 12)	-	-	-	-	-	-	(4,336)	-	(4,336)
Balance, December 31, 2007	5,979,074	$149,477	29,905,594	$83,075	$9,347	$(1,232)	$57,794	$13,700	$312,161

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands of US Dollars) - in accordance with generally accepted accounting principles in the United States
	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$7,985	$7,757	$41,682	$33,863
Items not affecting cash:
Depreciation and amortization	12,255	9,311	29,137	23,423
Deferred income taxes	(1,536)	(607)	(4,201)	(3,941)
Minority interest share of earnings	4,387	4,644	15,421	13,130
Stock option expense	3,984	632	6,164	1,783
Other	340	(1,481)	852	(1,649)
Changes in non-cash working capital:
Accounts receivable	(11,852)	(11,443)	(43,157)	(33,856)
Mortgage loans receivable	(6,486)	6,127	(7,783)	(3,687)
Inventories	2,963	5,641	(3,587)	(1,167)
Prepaids and other assets	(1,996)	(1,585)	(6,647)	(670)
Payables and accruals	27,480	36,843	41,529	52,275
Unearned revenues	(775)	(670)	1,810	152
Net cash provided by operating activities	36,749	55,169	71,220	79,656

Investing activities Acquisitions of businesses, net of cash acquired (note 3)	(60,588)	(24,076)	(132,080)	(62,773)
Purchases of minority shareholders’ interests, net (note 4)	218	123	(4,567)	(2,166)
Purchases of fixed assets	(10,465)	(4,716)	(27,668)	(15,469)
Changes in other assets	722	3,590	(1,829)	(887)
Changes in other receivables	76	190	540	1,666
Changes in other liabilities	(1,732)	-	1,360	-
Proceeds on sale of equity securities	-	1,635	-	3,286
Changes in restricted cash	944	-	7,347	-
Discontinued operations	-	-	(1,036)	-
Net cash used in investing activities	(70,825)	(23,254)	(157,933)	(76,343)

Financing activities
Increase (decrease) in long-term debt, net	69,653	(353)	95,146	(15,318)
Repurchases of Subordinate Voting Shares, net	(172)	(7,728)	(2,834)	(14,094)
Dividends paid to minority shareholders of subsidiaries	(2,366)	(1,698)	(4,640)	(3,034)
Dividends paid to preferred shareholders	(4,336)	-	(4,336)	-
Net cash provided by (used in) financing activities	62,779	(9,779)	83,336	(32,446)
Effect of exchange rate changes on cash	(1,243)	(1,799)	6,375	(1,524)

Increase (decrease) in cash and cash equivalents	27,460	20,337	2,998	(30,657)

Cash and cash equivalents, beginning of period	74,576	116,944	99,038	167,938

Cash and cash equivalents, end of period	$102,036	$137,281	$102,036	$137,281

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS - FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in North America and various other countries around the world.  The Company’s operations are conducted through four segments: Commercial Real Estate Services, Residential Property Management, Property Improvement Services and Integrated Security Services.

2.
SUMMARY OF PRESENTATION - These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2007.

These interim financial statements follow the same accounting policies as the most recent annual financial statements, except for FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), which was adopted as of April 1, 2007 (see note 8).  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at December 31, 2007 and the results of operations and its cash flows for the three and nine month periods ended December 31, 2007.  All such adjustments are of a normal recurring nature.  The results of operations for the nine month period ended December 31, 2007 are not necessarily indicative of the results to be expected for the year ending March 31, 2008.

The Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) during the three month period ended March 31, 2007, but effective April 1, 2006.  Retained earnings as at April 1, 2006 was reduced $8,976 ($5,377 net of income tax) to record the correction of various accruals and prepayments pursuant to the cumulative effect transition method detailed in SAB 108.  The statements of earnings for the three and nine month periods ended December 31, 2006 were not adjusted as a result of this correction.

3.
ACQUISITIONS - During the nine month period, the Company made six acquisitions in Commercial Real Estate Services, three acquisitions in Residential Property Management and two in Property Improvement Services for aggregate cash consideration of $127,833 which was allocated as follows: intangible assets $60,778; net tangible assets and liabilities $(10,897); minority interest $(6,138) and goodwill $84,090. The purchase price allocations are preliminary and are expected to be finalized within one year of the respective acquisition dates as assessments of the fair values of intangible assets acquired are completed. In the prior year period, acquisitions were made for cash consideration of $61,309.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at December 31, 2007, there was contingent consideration outstanding of up to $47,100 (as at March 31, 2007 - $14,800).  The contingencies will expire during the period extending to November 2010.  In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%.  The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses. There was $4,247 of contingent consideration issued during the nine months ended December 31, 2007 (2006 - $1,464) which was allocated to goodwill.

The majority of the goodwill recognized during the nine months ended December 31, 2007 is expected to be deductible for income tax purposes.

4.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS - During the nine months ended December 31, 2007, the Company completed purchases of shares of its subsidiaries for cash consideration of $5,269 and stock consideration of $84 (nine months ended December 31, 2006 - cash consideration of $5,055 and note consideration of $258).  The purchase prices for the current period transactions were allocated as follows:  intangible assets $874, net tangible assets and liabilities $(122), minority interest $1,116 and goodwill $3,401.  Also during the nine month period ended December 31, 2007, the Company sold shares in a subsidiary for cash proceeds of $702, which was allocated to minority interest (nine months ended December 31, 2006 - cash proceeds of $2,889 allocated as follows: dilution gain $1,327; minority interest $414; and contributed surplus $1,148).

5.
DISCONTINUED OPERATIONS - In August 2007, the Company settled a liability with respect to a discontinued operation. The settlement resulted in a cash payment to the purchaser of the disposed operation in the amount of $1,036 and a gain on settlement in the amount of $2,078 (net of income tax of nil) which was recorded in discontinued operations.

6.	OTHER INCOME - Other income is comprised of the following:

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Earnings from equity method investments	$1,081	$300	$2,594	$1,343
Earnings from available-for-sale securities	599	520	1,703	1,574
Dilution (loss) gain on sale of subsidiary shares	-	-	(123)	1,327
Gain on sale of equity securities	-	1,915	-	874
Other	(353)	(189)	(353)	(189)
	$1,327	$2,546	$3,821	$4,929

7.
AVAILABLE-FOR-SALE SECURITIES - Included under the balance sheet caption “other assets” is an available-for-sale investment in Resolve Business Outsourcing Income Fund with a fair value of $18,741 as at December 31, 2007 (March 31, 2007 - $17,419).  The adjusted cost of this investment is $17,419.

8.
INCOME TAXES - On April 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. The cumulative effect of adopting FIN 48 was an increase in tax reserves of $3,800, including $700 of interest accrued, and was accounted for as a reduction to retained earnings as at April 1, 2007 of $4,200 and a reduction in goodwill of $400. Upon adoption, the liability for income taxes associated with uncertain tax positions was $4,735. Of that amount, $3,717, if recognized, would affect the Company’s effective tax rate.  Interest and penalties related to reserves for income taxes are recorded in income tax expense.  Neither the liability for income taxes associated with uncertain tax positions or the interest accrued changed significantly as of December 31, 2007.  The number of years with open tax audits varies depending on the tax jurisdictions.  The Company’s significant taxing jurisdictions include the United States of America, Canada and Australia.

The Company does not currently expect any material impact on earnings to result from the resolution of matters related to open taxation years; however, actual settlements may differ from amounts accrued. Currently, it is not reasonably possible to determine whether unrecognized tax benefits will increase or decrease within the next twelve months with respect to settlements of tax audits. The Company has, as part of its FIN 48 analysis, made its current estimates on facts and circumstances known to date and cannot predict subsequent or changed facts and circumstances that may affect its current estimates.

9.
LONG-TERM DEBT - The Company had an amended and restated credit agreement with a syndicate of banks to provide a committed senior revolving credit facility. On September 6, 2007, the existing $110,000 facility was terminated and was replaced by a new $225,000 facility with a five year term ending September 7, 2012. The new revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

On June 29, 2007, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in the Company’s share of its subsidiaries and inter-company loans and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same.  The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.
FINANCIAL INSTRUMENTS - As at December 31, 2007, the Company had contracts to convert fixed-rate mortgage loans to floating rates in its mortgage securitization operations. The notional amount of these contracts at December 31, 2007 was $143,500 (March 31, 2007 - $167,807). The fair value of outstanding contracts as of December 31, 2007 was a loss of $5,755 (March 31, 2007 - gain of $368). Because the contracts do not qualify as accounting hedges, changes in the fair value of the contracts are recognized in earnings.

As the Company has entered into mortgage funding arrangements with co-lenders, the co-lenders have the right to purchase the Company’s interest in the mortgages at any time after six months at par value and the Company has the right to purchase the co-lenders’ interest in the mortgages at any time at par value.

11.	EARNINGS PER SHARE - The following table reconciles the numerators used to calculate diluted earnings per common share:

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Net earnings available to common shareholders	$5,369	$7,757	$39,424	$32,510
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(743)	(247)	(2,491)	(1,549)
Net earnings for diluted earnings per share calculation purposes	$4,626	$7,510	$36,933	$30,961

The following table reconciles the denominators used to calculate earnings per common share:

(in thousands)	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Basic common shares	29,905	29,844	29,879	29,899
Assumed exercise of Company stock options	561	393	538	439
Diluted common shares	30,466	30,237	30,417	30,338

12.
PREFERRED SHARES - on June 25, 2007, the Company declared a special stock dividend on its Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One 7% Cumulative Preference Share, Series 1 (a “Preferred Share”) was issued for every five outstanding Common Shares, resulting in the issuance of 5,979,074 Preferred Shares on August 1, 2007.  Each Preferred Share has a stated amount of $25.00.

An initial dividend of $0.2877 per Preferred Share, for the period August 1, 2007 to September 30, 2007, was paid on October 1, 2007 and a dividend of $0.4375 per Preferred Share, for the period October 1, 2007 to December 30, 2007, was paid on December 31, 2007.  As at December 31, 2007, the Company may redeem each Preferred Share for $26.00 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $26.00.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

The following table provides the pro forma impact on diluted earnings per common share of the preferred dividends on comparative periods.

	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006
Diluted earnings per common share from continuing operations:
As reported	$0.15	$0.25	$1.14	$1.06
Impact of preferred dividends on comparative periods	-	(0.08)	-	(0.14)
Pro forma	$0.15	$0.17	$1.14	$0.92

13.
STOCK-BASED COMPENSATION - From April 1, 2003 until March 31, 2006, the Company recognized stock option compensation expense in the statements of earnings using the fair value method of accounting for stock-based compensation under SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148.

On April 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment (“SFAS 123R”) using the modified prospective approach.  Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise.  Previously, these options were recorded as liabilities at their intrinsic value.  Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using a Black-Scholes option pricing model, recorded as liabilities.  Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.  The aggregate cumulative effect of change in accounting principle, net of income taxes of nil, was $1,353.

Company stock option plan
The Company has a stock option plan for certain officers, directors and key full-time employees of the Company and its subsidiaries, other than its CEO.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at December 31, 2007, there were 330,500 options available for future grants (March 31, 2007 - 506,000).

Grants under the Company’s stock option plan are equity classified awards under SFAS 123R.  There were 175,500 stock options granted during the nine months ended December 31, 2007 (2006 - 5,000).  Stock option activity for the nine months ended December 31, 2007 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options - Beginning of period	1,445,550	$17.31
Granted	175,500	33.10
Exercised	(100,550)	7.67
Forfeited	-	-
Expired	-	-
Shares issuable under options - End of period	1,520,500	$15.49	2.7	$16,443
Options exercisable - End of period	590,625	$10.02	1.8	$9,277

Stock option compensation cost is measured based on fair value on the date of grant and is recognized as expense over the vesting period.  The amount of compensation expense recorded in the statement of earnings for the three months ended December 31, 2007 was $3,832 (2006 - $396) and for the nine months ended December 31, 2007 was $5,169 (2006 - $1,254).  As of December 31, 2007, there was $3,153 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.0 years.  During the nine month period ended December 31, 2007, the fair value of options vested was $446 (2006 - $245).

Subsidiary stock option and appreciation plans
The Company has stock option plans at certain of its subsidiaries.  The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (see note 11).

The Company also has stock value appreciation plans at certain of its subsidiaries that provide for cash payments to be made to subsidiary employees based on the long-term appreciation of the stock value of subsidiaries.  The Company’s accounting policy is to record the intrinsic value of these awards as accrued liabilities.  If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value.  The related compensation expense is recorded in the consolidated statement of earnings.  Since these plans are settled in cash, no dilutive effect has been reflected in the Company’s diluted earnings per share.

14.
CONTINGENCIES - In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.
SEGMENTED INFORMATION - The Company has four reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Improvement Services provides franchised and Company-owned property services to customers in the United States and Canada. Integrated Security Services provides security systems installation, maintenance, monitoring and security officers to primarily commercial customers in Canada and the United States.  Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Three months ended December 31

2007
Revenues	$253,691	$125,959	$67,299	$55,087	$116	$502,152
Operating Earnings	7,294	7,365	8,325	2,797	(6,955)	18,826

2006
Revenues	$189,972	$101,726	$35,373	$47,610	$76	$374,757
Operating Earnings	8,721	6,213	2,523	3,544	(3,497)	17,504

Nine months ended December 31

2007
Revenues	$637,339	$404,452	$156,664	$150,457	$282	$1,349,194
Operating Earnings	30,757	32,838	31,367	8,153	(13,350)	89,765

2006
Revenues	$470,260	$316,075	$121,066	$131,320	$221	$1,038,942
Operating Earnings	25,443	26,320	24,984	6,383	(10,402)	72,728

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended December 31

2007
Revenues	$295,467	$91,095	$52,611	$62,979	$502,152
Total long-lived assets	408,108	92,275	32,777	35,959	569,119

2006
Revenues	$219,474	$78,378	$39,578	$37,327	$374,757
Total long-lived assets	276,511	79,813	23,842	17,595	397,761

Nine months ended December 31

2007
Revenues	$826,773	$251,675	$127,224	$143,522	$1,349,194

2006
Revenues	$657,864	$214,355	$90,007	$76,716	$1,038,942

16.
RECENTLY ISSUED ACCOUNTING STANDARDS - In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on April 1, 2008, except for certain non-financial balances that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis which are deferred until April 1, 2009.  The Company is currently evaluating the impact of the adoption of SFAS 157 on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”).  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The standard is effective for the Company as of April 1, 2008.  The Company is currently evaluating the impact of the adoption of SFAS 159 on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changes how business acquisitions are accounted for at the acquisition date and in subsequent periods.  This standard is effective for the Company as of April 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS 141R on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 changes the accounting and reporting for minority interests.  This standard is effective for the Company as of April 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS 160 on its financial position and results of operations.

In December 2007, the SEC published Staff Accounting Bulletin No. 110 (“SAB 110”), which amends SAB 107 and allows for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of so-called "plain vanilla" stock options accounted for under SFAS 123R.  This standard was effective for the Company on January 1, 2008. The Company has evaluated the impact of the adoption of SAB 110 and does not believe it will result in a significant difference in its accounting for stock options.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US Dollars)
February 1, 2008

Consolidated review

Operating results for the three and nine month periods ended December 31, 2007, relative to the same periods a year ago were up significantly, with higher revenues, operating earnings and net earnings generated through a combination of internal and acquired growth.

During the nine months ended December 31, 2007 we completed several acquisitions.  The most significant acquisition was in our Property Improvement segment, where we acquired Austin, Texas-based Field Asset Services.  In the Residential Property Management segment, we acquired regional operating platforms in California and Texas.  In the Commercial Real Estate Services segment, we acquired regional operating platforms in Boston, Hawaii, Southeast Europe and Russia.  The aggregate consideration for these acquisitions was $132.1 million.

On August 1, 2007, we issued a stock dividend in the form of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) to holders of Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One Preferred Share was issued for every five outstanding Common Shares.  The stock dividend resulted in the issuance of 5,979,074 Preferred Shares, with an aggregate par value of $149.5 million.  The annual preferred dividend obligation is $10.5 million, payable quarterly on or about the last day of each quarter.

On January 29, 2008, based on the results of operations for the nine months ended December 31, 2007, we updated our financial outlook for the fiscal year ending March 31, 2008, with revenues of $1.700 to $1.750 billion, EBITDA (see “Reconciliation of non-GAAP measures” below) of $145 to $155 million and adjusted diluted earnings per common share from continuing operations (see “Reconciliation of non-GAAP measures” below) of $1.30 to $1.40.  Our previous outlook provided on October 30, 2007 estimated revenues of $1.625 to $1.725 billion, EBITDA of $149 to $159 million and adjusted diluted earnings per common share from continuing operations of $1.37 to $1.49.

Also on January 29, 2008, we announced the wind down of our Canadian commercial mortgage securitization operations and the completion of a review of historical stock option grants.

Results of operations - three months ended December 31, 2007

Revenues for our third quarter of fiscal 2008 were $502.2 million, 34% higher than the prior year quarter.  Internal growth was 9%, while acquisitions and changes in foreign exchange rates contributed 20% and 5%, respectively.  Our Property Improvement, Commercial Real Estate Services and Residential Property Management segments accounted for most of the acquisition revenue growth.  All four operating segments contributed to internal growth.

Third quarter EBITDA was $35.4 million versus $27.6 million reported in the prior year quarter.  Our EBITDA margin was 7.1% of revenues versus 7.4% of revenues in the prior year quarter, while our operating earnings margin was 3.7% versus 4.7% margin in the prior year quarter.  Operating earnings for the quarter were $18.8 million, up from $17.5 million in the prior year period.  Adjusted for the impact of backlog amortization and incremental stock option expense, operating earnings were $23.7 million up from $20.2 million one year ago.  The increase in operating earnings was primarily driven by Property Improvement and Residential Property Management.

Net interest expense was $4.2 million versus $2.4 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 7.1%, similar to the prior year.  Net indebtedness at the end of the quarter was $93.2 million higher than one year ago as a result of acquisitions completed during the past twelve months.

The consolidated income tax rate was 23% of earnings before income taxes and minority interest, a decrease from prior year’s quarter of 30% due primarily to an increase in the proportion of earnings from lower-tax jurisdictions outside of North America.  For the full fiscal year, we expect our tax rate to approximate 30%.

Net earnings from continuing operations for the quarter were $8.0 million, which was up slightly versus the prior year quarter of $7.8 million.  Adjusting for the impact of backlog amortization and incremental stock option expense, net earnings from continuing operations were $12.2 million, up 31%.  The increase in net earnings was primarily attributable to internal growth and acquisitions in the Commercial Real Estate Services and Residential Property Management segments.

Net earnings per common share (“EPS”) and diluted EPS were impacted by higher net earnings and dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services.  The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries.  As the fair value of subsidiary shares increases, the dilution increases.  The weighted average number of Common Shares outstanding increased 0.2% to 29.9 million as a result of share repurchases completed during the past twelve months that were slightly less than the number of shares issued upon stock option exercises.  Diluted Common Shares outstanding increased 0.8% to 30.5 million as a result of increased dilution under the treasury stock method attributable to the increase in the market price of our Subordinate Voting Shares.

The Commercial Real Estate Services segment generated $253.7 million of revenues and $14.6 million of EBITDA during the third quarter.  Revenue growth was 34%, comprised of internal growth of 7%, acquisitions of 20% and foreign exchange of 7%.  Internal growth was driven by strong real estate brokerage activity in the Asia Pacific, Central Europe and Latin America regions as well as Canada, offset by declines in our US mortgage and real estate brokerage operations.  The acquired revenue growth resulted from acquisitions completed during the quarter as well as during the past twelve months.  Foreign exchange was attributable to the depreciation of the US dollar relative to the Canadian, Australian and Euro currencies during the past twelve months.  The EBITDA margin was 5.7% for the quarter, down from 7.2% in the year-ago period.  The margin was impacted in the quarter by conditions in debt markets, which caused a slowdown in our US commercial mortgage brokerage and Canadian mortgage securitization operations leading to a decline in profit relative to the prior year period, primarily attributable to a $4.3 million mark-to-market loss on interest rate hedging contracts in the quarter.  Excluding the impact of the mark-to-market loss, the EBITDA margin for the quarter would have been 7.4%.

Our Residential Property Management segment reported revenues of $126.0 million for the quarter, up 24% versus the prior year quarter.  Internal growth was 8% and an additional 16% of growth resulted from acquisitions completed during the last twelve months, including the California and Texas regional platforms acquired during the first quarter.  Internal growth was generated from property management contract wins particularly in the Florida and Southwest markets, offset by declines in ancillary service revenues.  Residential Property Management EBITDA was $10.1 million relative to $8.5 million in the prior year quarter and margins were 8.0% versus 8.3%.  The decrease in margin was the result of weakness in our painting and restoration business and higher off-season losses in our swimming pool management operations due to a decline in pool construction revenues.

Property Improvement revenues were $67.3 million, an increase of 90% over the prior year period.  Acquisitions accounted for 70%, while internal growth was 19% and foreign exchange was 1%.  Acquisition growth was attributable to Field Asset Services, acquired on October 1, 2007.  Field Asset Services contracts with financial institutions to provide residential home foreclosure management services in the US market, and experienced significant internal growth during the quarter.  Aside from the impact of Field Asset Services, internal revenue growth was 3% comprised of the following: (i) an increase in royalty revenue, led by Certa Pro Painters; (ii) a decrease in product revenues, primarily at California Closets, due to an ongoing effort to transition away from supplying melamine board to franchisees and (iii) a slight increase in revenues at company-owned California Closets branchise stores.  EBITDA was $9.8 million, up from $4.0 million in the prior year period, at a margin of 14.5% versus 11.2% last year.  The margin increase is primarily due to mix with the acquisition of Field Asset Services.

The third quarter revenues of our Integrated Security Services segment were $55.1 million.  Revenue growth was 16%, comprised of internal growth of 6% and foreign exchange of 10%.  Internal growth was attributable to increases in complex systems installations, particularly in the US.  Integrated Security Services EBITDA was $3.5 million versus $4.2 million reported one year ago, and margins were 6.4% versus 8.9% one year ago.  The margin in the prior year’s quarter was attributable to high productivity and operating leverage experienced on a large Canadian systems installation.

Corporate expenses for the third quarter totaled $6.9 million, relative to $3.4 million in the prior year period, primarily as a result of $3.3 million of incremental stock option expense recorded in the quarter relating to measurement errors in the period from 1995 to 2006, as described below.

Results of operations - nine months ended December 31, 2007

Revenues for the nine months ended December 31, 2007 were $1.349 billion, 30% higher than the prior year period.  Internal growth was 10%, while acquisitions and changes in foreign exchange rates contributed 17% and 3%, respectively.  Our Property Improvement, Commercial Real Estate Services and Residential Property Management units accounted for most of the acquisition revenue growth.  All four operating segments contributed to internal growth.

Nine month EBITDA was $126.5 million versus $98.7 million reported in the prior year period.  Our EBITDA margin was 9.4% of revenues versus 9.5% in the prior year period, while our operating earnings margin was 6.7% versus 7.0% in the prior year period.  Operating earnings for the nine months were $89.8 million, up from $72.7 million in the prior year period.  Adjusted for the impact of backlog amortization and incremental stock option expense, operating earnings were $97.2 million and $79.6 million, respectively.  The increase in operating earnings was primarily driven by internal growth and acquisitions in three of our four segments.

Net interest expense was $10.8 million versus $7.7 million recorded in the prior year period.  The average interest rate on debt during the nine months was 7.2%, approximately 20 basis points higher than the prior year period, primarily due to the write off of unamortized financing fees on the previous revolving credit facility.

The consolidated income tax rate for the nine months was approximately 31% of earnings before income taxes and minority interest relative to the 33% rate in the prior year period.  The current year’s rate was positively affected by strong earnings in lower-tax jurisdictions outside of North America.  The tax rates of both periods were impacted by efficiencies generated from the cross-border tax structure we first implemented in fiscal 2000.

Net earnings from continuing operations for the nine month period were $41.7 million, up 23% versus $33.9 million in the prior year period.  Adjusting for the impact of backlog amortization and incremental stock option expense, net earnings from continuing operations were $47.5 million, up 26%.  The increase was primarily attributable to strong year to date results in the Residential Property Management and Property Improvement segments.

Net earnings from discontinued operations were $2.1 million (net of income tax of nil) reflecting a gain on the settlement of a liability in connection with the March 2006 disposal of our Business Services operations.  The settlement, reached in August 2007, also required us to make a cash payment of $1.0 million.

EPS and diluted EPS were impacted by higher net earnings, dilution from stock options granted to employees of subsidiaries, particularly Commercial Real Estate Services, and a slight reduction in the number of Common Shares outstanding.  The numerator of the diluted EPS calculation is reduced for the dilutive effect of stock options granted to employees of subsidiaries.  As the fair value of subsidiary shares increases, the dilution increases.  The weighted average number of Common Shares outstanding declined 0.1% to 29.9 million as a result of share repurchases completed during the past twelve months that exceeded the number of shares issued upon stock option exercises.  Diluted Common Shares outstanding increased 0.3% to 30.4 million as a result of increased dilution under the treasury stock method attributable to the increase in the market price of our Subordinate Voting Shares.

The Commercial Real Estate Services segment generated $637.3 million of revenues and $46.7 million of EBITDA during the nine month period.  Revenue growth was 36%, comprised of acquisitions of 20%, internal growth of 11% and foreign exchange of 5%.  The majority of the internal growth was generated in the Asia Pacific and Central European markets.  The EBITDA margin was 7.3% relative to 8.0% during the year-ago period.  Margins were impacted by costs to relocate and expand several offices in the first quarter, the slowdown in our mortgage origination and brokerage operations in the second and third quarters, and a $5.8 million non-cash mark-to-market loss on interest rate hedges.

Our Residential Property Management segment reported revenues of $404.5 million for the period, up 28% versus the prior year period.  Internal growth was 10% and an additional 18% of growth came from acquisitions completed during the last twelve months.  Internal growth was generated from property management contract wins in several markets.  Residential Property Management EBITDA was $40.2 million relative to $31.7 million in the prior year period; the current period’s margin was 9.9% of revenues, consistent with the margin in the prior year period.

Property Improvement revenues were $156.7 million, an increase of 29% over the prior year period.  Internal growth was 7%, while acquisitions accounted for 22%.  Internal revenue growth was attributable to Field Asset Services and increases in franchise royalties, offset by reductions in product revenues, primarily at California Closets.  Acquisition growth was attributable primarily to Field Asset Services acquired during the third quarter.  EBITDA was $35.3 million, up from $28.6 million in the prior year period, at a margin of 22.5% versus 23.6% last year.

The nine month revenues of our Integrated Security Services segment were $150.5 million.  Revenue growth was 15%, but after adjusting for changes in foreign exchange rates was 9%.  The revenue growth was attributable to increased installation activity in both the US and Canadian operations.  Integrated Security Services EBITDA was $9.8 million versus $8.4 million reported one year ago, with margins of 6.5% versus 6.4% one year ago.

Corporate expenses for the nine months totaled $13.1 million, an increase of $2.9 million versus the prior year period which was primarily attributable to stock-based compensation expense.

Canadian mortgage securitization operations

We entered the Canadian mortgage securitization business in 2005 and enjoyed early success generating considerable transaction flow from the Colliers real estate broker channel as well as other borrowers requiring mortgage financing.  The nature of this business was to underwrite pools of conventional first mortgages, using capital provided primarily by co-lenders, and then securitize and sell them to investors in the form of mortgage-backed securities.

We recorded a $4.3 million non-cash charge in the third quarter ($5.8 million year to date) on these operations.  This charge relates to interest rate hedges covering fixed rate mortgage assets held by the Company as well as its co-lenders.  Due to credit market conditions, there is currently very limited liquidity for commercial mortgage-backed securities.  We do not expect conditions to improve in the near term.  As a result, after the end of the third quarter, we decided to wind down these operations. The Company’s $21.5 million in mortgage assets, which are secured by high quality commercial properties, are expected to be sold as market conditions permit.  The mortgage assets are carried at the lower of cost and market. The cost to wind down these operations, other than future volatility in the valuation of the hedges, is not expected to be significant.

Review of historical stock option grants

Following receipt of an inquiry from our primary securities regulator, our senior management and Board of Directors (the “Board’) conducted a comprehensive review of historical stock option granting processes and the related accounting for the 13 year period from 1995 to 2007.  In this regard, the Board established a Special Committee of independent directors to complete the review and make recommendations to the Board.  The Special Committee was assisted in its review by independent legal and accounting advisors in both Canada and the United States.

Our stock option plans require that the exercise price of stock option grants to be no less than the closing market price of our shares on the Toronto Stock Exchange (“TSX”) on the effective date of the grant, and also contain a self-amending mechanism should any term of a stock option grant be found not to be in compliance.  Management’s historical practice was to grant stock options using as the effective date the date which was the lowest monthly trading price on either the TSX or the NASDAQ in the month immediately preceding the date of the grant.  The Special Committee determined that this practice was the result of a misapprehension by management as to the scope of permissable grant dates under our stock option plans and that the practice did not meet the requirements of the TSX Company Manual.  The Special Committee concluded that this practice was applied consistently throughout the relevant period and was not used selectively to benefit any one group or individual.  The Special Committee also concluded that it did not find any intentional or other wrongdoing on the part of any of our directors, senior officers or employees.

The Special Committee found that the practice followed by us was not accounted for correctly and recommended that we revise the measurement dates of certain option grants for accounting purposes.   With regard to options granted from 1995 to 2006, we revised the measurement dates and recorded a one-time, non-material and non-cash incremental compensation expense in the amount of $3.3 million during the third quarter.  Since the amount was not material to the current year or any prior year, we determined that restatement of prior year financial statements was not required.  In August 2006, in connection with our documentation and testing of internal controls, we changed our process with regard to stock option grants. The Special Committee did not identify any deficiencies occurring after that date.

The following table shows the impact of the errors on prior periods:

	Total	Six months ended September 30, 2007	2007	2006	2005	1995 to 2004
Intrinsic value of options issued prior to April 1, 2003	$2,340	$-	$5	$25	$186	$2,124
Incremental Black-Scholes compensation cost for options issued after March 31, 2003	938	69	240	366	206	57
Increase to compensation expense	3,278	69	245	391	392	2,181
Income tax	-	-	-	-	-	-
Decrease to net earnings	$3,278	$69	$245	$391	$392	$2,181

As a result of the review, the Special Committee recommended, and the Board subsequently approved, the following remedial actions, among others:
•
A total of $3.1 million to be obtained by adjustments to (i) exercised options ($1.7 million to be received by March 31, 2008 and recorded as contributed surplus) and (ii) unexercised options ($1.4 million assuming all such options are ultimately exercised) in accordance with our option plans;

•	A revised grant process ensuring that the Board approve all option grants, and option plan amendments to expressly incorporate the process changes;
•	Improvements to governance and processes at both the Board and management levels; and
•	Oversight by the Board's Audit Committee for a period of two years to ensure that the governance and process changes are implemented.

We have responded to the information request of our primary securities regulator and advised the TSX with respect to this review of historical stock option grants.  We will continue to cooperate with the securities regulator and any further information requests in connection with the inquiry.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

FISCAL 2008
Revenues	$419,312	$427,730	$502,152
Operating earnings	39,353	31,586	18,826
Net earnings from continuing operations	18,082	15,615	7,985
Net earnings from discontinued operations	-	2,078	-
Net earnings	18,082	17,693	7,985
Net earnings per common share:
Basic	0.61	0.53	0.18
Diluted	0.56	0.50	0.15

FISCAL 2007
Revenues	$325,504	$338,681	$374,757	$320,744
Operating earnings	30,351	24,873	17,504	10,260
Net earnings from continuing operations	12,780	11,973	7,757	2,824
Net loss from discontinued operations	-	-	-	(471)
Net earnings	12,780	11,973	7,757	2,353
Net earnings per common share:
Basic	0.43	0.40	0.26	0.08
Diluted	0.39	0.38	0.25	0.06

FISCAL 2006
Revenues				$247,947
Operating earnings				2,963
Net earnings from continuing operations				471
Net earnings from discontinued operations				35,961
Net earnings				36,432
Net earnings per common share:
Basic				1.21
Diluted				1.18

OTHER DATA
EBITDA - Fiscal 2008	$48,358	$42,715	$35,427
EBITDA - Fiscal 2007	38,301	32,871	27,550	$22,634
EBITDA - Fiscal 2006				11,407

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations.  The Commercial Real Estate Services operation generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 25% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation, amortization and stock-based compensation expense.  We use EBITDA to evaluate operating performance and it is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Net earnings from continuing operations	$7,985	$7,757	$41,682	$33,863
Minority interest	4,387	4,644	15,421	13,130
Income taxes	3,609	5,254	25,642	22,962
Other income, net	(1,327)	(2,546)	(3,821)	(4,929)
Interest expense, net	4,172	2,395	10,841	7,702
Operating earnings	18,826	17,504	89,765	72,728
Depreciation and amortization	12,255	9,312	29,137	23,424
Stock-based compensation expense	4,346	734	7,598	2,570
EBITDA	$35,427	$27,550	$126,500	$98,722

We are presenting adjusted earnings measures to (i) eliminate the impact of non-cash amortization of short-lived brokerage backlog intangible assets recognized upon recent Commercial Real Estate Services acquisitions and (ii) eliminate the impact of incremental stock option expense related to historical periods.  The brokerage backlog intangible asset represents the fair value of the pipeline of pending commercial real estate brokerage transactions that existed at the acquisition date.  In addition, we are presenting the pro forma impact of preferred dividends on comparative periods.  The preferred dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended December 31		Nine months ended December 31
	2007	2006	2007	2006

Operating earnings	$18,826	$17,504	$89,765	$72,728
Incremental stock option expense	3,278	-	3,278	-
Amortization of brokerage backlog	1,615	2,720	4,133	6,870
Adjusted operating earnings	$23,719	$20,224	$97,176	$79,598

Net earnings from continuing operations	$7,985	$7,757	$41,682	$33,863
Incremental stock option expense	3,278	-	3,278	-
Amortization of brokerage backlog	1,615	2,720	4,133	6,870
Deferred income tax	(455)	(826)	(1,097)	(2,321)
Minority interest	(195)	(320)	(507)	(746)
Adjusted net earnings from continuing operations	$12,228	$9,331	$47,489	$37,666

Diluted net earnings per share from continuing operations	$0.15	$0.25	$1.14	$1.06
Incremental stock option expense	0.11	-	0.11	-
Amortization of brokerage backlog, net of deferred income tax	0.03	0.05	0.08	0.13
Pro forma impact of preferred dividends on comparative periods	-	(0.08)	-	(0.14)
Adjusted diluted net earnings per share from continuing operations	$0.29	$0.22	$1.33	$1.05

Liquidity and capital resources

Net cash provided by operating activities for the nine month period was $71.2 million, versus $79.7 million recorded in the prior period, due primarily to increases in investments in accounts receivable and the timing of cash income tax payments.  For the quarter ended December 31, 2007, operating cash flow was $36.7 million.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at December 31, 2007 was $229.3 million, versus $136.1 million at March 31, 2007.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents, which are comprised of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.  The change in indebtedness resulted from spending on acquisitions and capital expenditures in excess of net cash provided by operating activities.  We are in compliance with the covenants within our financing agreements as at December 31, 2007 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $110.6 million of available un-drawn credit as of December 31, 2007.

For the nine months ended December 31, 2007, capital expenditures were $27.7 million.  Significant purchases included leasehold improvements and office furniture to refurbish and expand several Commercial Real Estate Services offices.  Based on our current operations, including recent acquisitions, capital expenditures for the fiscal year are expected to be approximately $32 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $47.1 million as at December 31, 2007 ($14.8 million as at March 31, 2007).  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to the multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations.  The total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was approximately $218 million at December 31, 2007 (March 31, 2007 - $154 million), with most of the increase attributable to acquisitions completed during the period.  The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if paid with cash, could materially increase net earnings by eliminating minority interest expense, offset by increasing interest expense.

The following table summarizes our contractual obligations as at December 31, 2007:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$325,812	$20,171	$29,880	$178,109	$97,652
Capital lease obligations	5,536	2,345	3,191	-	-
Operating leases	186,941	40,017	65,503	48,634	32,787

Total contractual obligations	$518,289	$62,533	$98,574	$226,743	$130,439

At December 31, 2007, we had commercial commitments totaling $4.3 million comprised of letters of credit outstanding due to expire within one year.  With regard to our Senior Notes debt, which totaled $207.1 million as of December 31, 2007, we are required to make semi-annual payments of interest at a weighted average fixed interest rate of 6.5%.  The significant majority of our operating leases are for rental of office and warehouse space.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the March 31, 2007 annual audited consolidated financial statements and note 10 to the December 31, 2007 unaudited interim consolidated financial statements.

Transactions with related parties

During the nine month period, we paid rent to entities controlled by minority shareholders of subsidiaries of the Company.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $0.6 million (2006 - $0.6 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There has been no change in our critical accounting policies and estimates from those described in our annual report dated March 31, 2007.

Recently adopted accounting standards

On April 1, 2007, we adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, by prescribing a recognition threshold and measurement attribute for reporting and disclosing a tax position taken or expected to be taken in a tax return.  As a result, we recorded an increase in tax reserves of $3.1 million to recognize the cumulative effect of a change in accounting principle.  Prior to April 1, 2007, our tax reserve, which is included in other long-term liabilities, amounted to $1.6 million.  In addition, upon adoption of FIN 48, $0.7 million of interest and penalties was accrued relating to our uncertain tax positions.

We adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, (“SAB 108”) during the fourth quarter of fiscal 2007.  Retained earnings as at April 1, 2006 was reduced $9.0 million ($5.4 million net of income tax) to record the correction of various accruals and prepayments primarily in our Commercial Real Estate Services segment pursuant to the cumulative effect transition method detailed in SAB 108.  The statements of earnings for the three and nine month periods ended December 31, 2006 were not adjusted as a result of this correction.

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on April 1, 2008, except for certain non-financial balances that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis which are deferred until April 1, 2009.  The Company is currently evaluating the impact of the adoption of SFAS 157 on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”).  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The standard is effective for the Company as of April 1, 2008.  The Company is currently evaluating the impact of the adoption of SFAS 159 on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changes how business acquisitions are accounted for at the acquisition date and in subsequent periods.  This standard is effective for the Company as of April 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS 141R on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 changes the accounting and reporting for minority interests.  This standard is effective for the Company as of April 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS 160 on its financial position and results of operations.

In December 2007, the SEC published Staff Accounting Bulletin No. 110 (“SAB 110”), which amends SAB 107 and allows for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of so-called "plain vanilla" stock options accounted for under SFAS 123R.  This standard was effective for the Company on January 1, 2008.  The Company has evaluated the impact of the adoption of SAB 110 and does not believe it will result in a significant difference in its accounting for stock options.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

As at December 31, 2007, we had contracts with a notional amount of $143.5 million to convert fixed-rate mortgage loans to floating rates.  These hedging contracts were entered into to mitigate interest rate risk associated with mortgages expected to be sold, including those that we have the right, but not the obligation, to purchase from our third party co-lenders.  The contracts are accounted for on a mark-to-market basis, with gains and losses recorded in the statement of earnings.  As of December 31, 2007, the fair value of these contracts was a loss of $5.8 million (March 31, 2007 - gain of $0.4 million).

Disclosure controls and procedures and internal controls

During the three months ended December 31, 2007, no changes were made to the Company’s internal controls over financial reporting policies, procedures and other processes that would have materially affected, or would be reasonably considered to materially affect, the Company’s internal controls over financial reporting.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company.

During the third quarter we did not purchase any Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market pursuant to a normal course issuer bid.  We also did not make any purchases of Preferred Shares during the third quarter.

As of the date hereof, we have outstanding 28,579,900 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,979,074 Preferred Shares.  In addition, as at the date hereof, 1,520,500 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plans.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Forward-looking statements

This interim report contains certain forward-looking statements.  Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives.  Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing and demand for mortgages.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign currency exchange rates in relation to the US dollar.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Risks arising from any regulatory review.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.